UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

FX ALLIANCE INC.

(Name of Subject Company)

FX ALLIANCE INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

361202104
(CUSIP Number of Class of Securities)

Philip Z. Weisberg

Chief Executive Officer
FX Alliance Inc.
909 Third Avenue, 10th Floor

New York, New York 10022

(646) 268-9900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Fox, Esq.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by FX Alliance Inc., a Delaware corporation (the “Company”), on July 18, 2012. The Schedule 14D-9 relates to the tender offer (the “Offer”) by CB Transaction Corp. (“Merger Sub”), a Delaware corporation and a direct wholly-owned subsidiary of Thomcorp Holdings Inc. (“Parent”), a Delaware corporation and indirect wholly-owned subsidiary of Thomson Reuters Corporation, a corporation under the laws of the Province of Ontario, Canada (“Thomson Reuters”), to purchase all of the Company’s outstanding common stock, par value $0.0001 per share (the “Shares”) at a price per Share equal to $22.00 in cash, net to the seller, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2012 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time), filed by Merger Sub, Parent and Thomson Reuters with the SEC on July 18, 2012.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.    Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by amending and restating the second and third sentences in the paragraph under the heading “Additional Information — Lock-Up Agreements” on page 44 of the Schedule 14D-9, which sentences read:

“The Company expects that each of Merrill Lynch and Goldman Sachs will waive the applicability of such restrictions in relation to the Offer to permit each of such stockholders to tender such stockholder’s Shares in the Offer. Such waivers are expected to become effective on July 26, 2012, which is the date that is 15 days after the issuance of a research report concerning the Company (the date after which the release of such lock-ups by the counterparties to the letter agreements referenced above is permitted under the provisions of NASD Rule 2711(f)(4)).”, to instead read as follows:

“Each of Merrill Lynch and Goldman Sachs has indicated their intention to release from escrow an executed agreement that waives the applicability of such restrictions in relation to the Offer to permit each of such stockholders to tender such stockholder’s Shares in the Offer promptly after July 26, 2012, which is the date that is 15 days after the issuance of a research report concerning the Company (the date after which the release of such lock-ups by the counterparties

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to the letter agreements referenced above is permitted under the provisions of NASD Rule 2711(f)(4)).”

In addition, Item 8, “Additional Information” is hereby amended and supplemented by amending and restating the last in the paragraph under the heading “Additional Information — Lock-Up Agreements” on page 44 of the Schedule 14D-9, which sentences read:

“The Company expects to issue a press release no later than two business days prior to the effectiveness of a release or waiver from such restrictions.”,

to instead read as follows:

“On July 24, 2012, the Company issued a press release stating that such waivers and the Lock-Up Waivers will become effective on July 26, 2012, which is filed as Exhibit (a)(5)(D).”

Finally, Item 8, “Additional Information” is hereby amended and supplemented by inserting the following immediately after the paragraph under the heading “Additional Information— Litigation” on page 41 of the Schedule 14D-9:

“A putative stockholder class action lawsuit captioned Dart Seasonal Products Retirement Plan v. FX Alliance Inc., Index No. 652509/2012, was filed on July 19, 2012, in the Supreme Court of the State of New York.  The suit relates to the tender offer pursuant to which Thomson Reuters offers to acquire the shares of FXall. The suit names FXall, the FXall Board of Directors, and Thompson Reuters as defendants.  Plaintiff alleges that the members of the FXall Board breached their fiduciary duties by, among other things, directing FXall to enter into the proposed transaction with Thomson Reuters without regard to the fairness of the transaction, which plaintiff alleges does not maximize shareholder value.  Plaintiff further alleges that FXall and Thompson Reuters aided and abetted the purported breach of fiduciary duties.  The complaint seeks, among other things, an injunction prohibiting consummation of the proposed transaction, rescission (in the event the transaction has already been consummated) or rescissory damages, and costs, including reasonable attorneys’ and experts’ fees and costs.  The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(E).”

ITEM 9.    Exhibits.

Item 9, “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto, and the Schedule 14D-9 is hereby amended and supplemented by adding the exhibit filed herewith as an exhibit thereto:

“(a)(5)(D)	Press Release, dated July 24, 2012, issued by the Company.

(a)(5)(E)	Class Action Complaint dated July 19, 2012 (Dart Seasonal Products Retirement Plan v. FX Alliance Inc.).”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FX ALLIANCE INC.

By:	/s/ Philip Z. Weisberg
Name:	Philip Z. Weisberg
Title:	Chief Executive Officer

Dated: July 24, 2012

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